Date: April 22, 2022

To: All Canadian Securities Regulatory Authorities

Subject: EMX ROYALTY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 18, 2022
Record Date for Voting (if applicable) :	May 18, 2022
Beneficial Ownership Determination Date :	May 18, 2022
Meeting Date :	June 30, 2022
Meeting Location (if available) :	Teleconference
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	26873J107	CA26873J1075

Sincerely,

Computershare

Agent for EMX Royalty Corp.